Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288565
J.P. MORGAN REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 1, 2026
TO THE PROSPECTUS DATED APRIL 15, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 15, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose certain updates to our Prospectus.
The following disclosure is added to the “Selected Information Regarding Our Operations—Our Indebtedness” section of the Prospectus.
As previously disclosed, on July 15, 2025, the Operating Partnership, as a borrower and certain subsidiaries of the Operating Partnership party thereto from time to time, as designated borrowers, entered into a credit agreement (“Credit Agreement”) with Truist Bank (“Truist”), as the administrative agent and a letter of credit issuer, and each lender party thereto from time to time (the “Lenders”). The Credit Agreement provides for unsecured revolving credit commitments in an aggregate amount of up to $325,000,000 for revolving loans and letter of credit issuances (the “Revolving Credit Facility”), with an accordion feature pursuant to which the borrowers may request to increase the revolving commitments and create new term loan tranches in an additional aggregate amount of up to $675,000,000, subject to the satisfaction of certain conditions (the “Credit Facility”).
On August 27, 2026, we, as parent guarantor, the Operating Partnership and certain subsidiaries of the Operating Partnership party thereto from time to time, as subsidiary guarantors, entered into an Increase and Joinder to Credit Agreement with Truist and the Lenders to increase the Revolving Credit Facility to an aggregate amount of $550,000,000. All other material terms of the Credit Agreement remain the same.

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